Exhibit 99.1

CASI Pharmaceuticals Announces

First Half 2026 Business and Financial Results

South San Francisco, California / August 14, 2026 / ACCESS NEWSWIRE / -- CASI Pharmaceuticals, Inc. (OTCQB: CASIF), a clinical-stage biopharmaceutical company developing CID-103, an anti-CD38 monoclonal antibody, for patients with antibody-mediated rejection (AMR) in organ transplant and various autoimmune diseases, today reported business and financial results for the first half year ended June 30, 2026.

“We remained focused on advancing the development of our lead program, CID-103,” said Dr. Wei-Wu He, Executive Chairman and Principal Executive Officer of CASI. “We dosed the first patient in the Phase 1/2 trial evaluating the safety and tolerability of CID-103 in adult patients with active and chronic active renal allograft antibody-mediated rejection (AMR) in China. We also completed the enrollment of Part A (the dose-escalation part) of our ongoing Phase 1/2 study in immune thrombocytopenia (ITP), with the maximum tested dose of 1,200 mg.”

Business Highlights

Program Updates and Upcoming Milestones

•	CID-103 for Antibody-Mediated Rejection (AMR) for Renal Allografts

o	Approval of clinical trial application by China NMPA for Phase 1/2 study
o	First patient dosed in Phase 1/2 study in China

•	CID-103 for Immune Thrombocytopenia (ITP)

o	Completed enrollment in Part A, the dose-escalation part, of the ongoing Phase 1/2 study, with the maximum tested dose of 1,200 mg

Corporate

•	Completed $15 million convertible note financing pursuant to certain convertible note purchase agreement with ETP Global III Fund LP, a partnership controlled by Dr. Wei-Wu He

•	Entered into a Settlement Agreement with Acrotech Biopharma Inc., pursuant to which the prior purported termination of the EVOMELA® license and related agreements was rescinded and the agreements remain in full force and effect, subject to certain revisions

•	Ordinary shares began to be quoted for trading on the OTCQB market under the ticker CASIF

•	Dr. Wei-Wu He, Ph.D., assumed the role of the Company’s principal executive officer while continuing to serve as Executive Chairman

•	Subsequent to quarter-end, received a favorable final award in the Juventas arbitration, pursuant to which the tribunal rejected all of Juventas’s allegations of breach, determined that Juventas had wrongfully terminated the relevant agreements, and awarded the Company amounts totaling well over RMB 100 million

First Half 2026 Financial Highlights

Revenues for the first half of 2026 were $9.8 million, representing a 5.8% decrease compared to $10.4 million in the same period last year. The decline in revenue was primarily attributable to the product transition from EVOMELA® to the locally manufactured MAFALAN®, which remains in its market-expansion phase.

Cost of revenue for the first half of 2026 was $2.2 million, representing a 53.2% decrease compared to $4.7 million in the same period last year. The decrease was mainly attributable to lower unit cost for MAFALAN® than that of EVOMELA®.

Research and development expenses for the first half of 2026 were $2.3 million, representing a 37.8% decrease compared to $3.7 million in the same period last year. The decrease was mainly attributable to decreased clinical studies costs for our pipeline products, as well as decreased labor cost.

General and administrative expenses for the first half of 2026 were $14.3 million, representing a 3.6% increase compared to $13.8 million in the same period last year. The increase was mainly attributable to increased legal fees, partially offset by decreased labor cost.

Selling and marketing expenses for the first half of 2026 were $7.5 million, representing an 18.5% decrease compared to $9.2 million in the same period last year. The decrease was mainly attributable to decreased labor cost and decreased travel and conference fees.

Net loss for the first half of 2026 was $20.0 million, compared to $24.1 million in the same period last year.

As of June 30, 2026, cash and cash equivalents of the Company was $3.8 million, compared to $5.6 million as of December 31, 2025.

As of June 30, 2026, total outstanding shares of the Company were 20,555,873.

Nasdaq Delisting and OTCQB Quotation

On February 23, 2026, the Company received a determination letter from the Hearings Panel of The Nasdaq Stock Market notifying the Company that the Panel had determined to delist the Company’s securities due to the Company’s failure to satisfy Nasdaq’s continued listing requirements. As a result, trading in the Company’s securities was suspended at the opening of business on February 26, 2026. On June 23, 2026, Nasdaq filed Form 25 in relation to such delisting decision.

On April 14, 2026, the Company’s ordinary shares began to be quoted for trading on the OTCQB market under the ticker CASIF.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a public biopharmaceutical company developing CID-103, an anti-CD38 monoclonal antibody for organ transplant rejection and autoimmune diseases.

CID-103 is a fully human IgG1, potentially best-in-class, clinical-stage, anti-CD38 monoclonal antibody which targets a unique epitope and has demonstrated an encouraging preclinical efficacy and clinical safety profile compared to other anti-CD38 monoclonal antibodies, and for which CASI owns exclusive global rights. CASI received FDA IND clearance to conduct a Phase 1 study in renal allograft antibody-mediated rejection (AMR) in the U.S. In parallel, CASI is actively recruiting and dosing patients in two ongoing Phase 1/2 studies in immune thrombocytopenia (ITP) and active and chronic active renal allograft antibody-mediated rejection.

More information on CASI is available at www.casipharmaceuticals.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties related to the going-private proposal made by Dr. Wei-Wu He; uncertainties related to the possibility that the transaction for the divestiture of certain assets in China (the “Transaction”) will not occur as planned if events arise that result in the termination of the Equity and Assets Transfer Agreement, or if one or more of the various closing conditions to the Transaction are not satisfied or waived; the possibility that our plan with respect to our business operations after the consummation of the Transaction can be implemented successfully; our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China; our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to receive approval for renewal of license of our existing products; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that results in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; uncertainties regarding the timing, enforcement and collection of the amounts awarded to the Company in the Juventas arbitration; risks associated with the Company’s obligations under the Settlement Agreement with Acrotech, including applicable minimum purchase obligations; the risk related to the Company's ongoing development of and regulatory application for CID-103 with respect to the treatment of antibody-mediated rejection for organ transplant and the license arrangements of CID-103; risks relating to interests of our largest shareholder and our Chairman that differ from our other shareholders; and risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

EVOMELA® and FOLOTYN® are proprietary to Acrotech Biopharma Inc. and its affiliates.

COMPANY CONTACT:

Deanna Qian

+86 6561 8789

deannaq@casi.cn

Financial Table Follows

CASI Pharmaceuticals, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In USD thousands, except share and per share data)

	June 30, 2026	December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$3,765	$5,632
Accounts receivable, net of nil expected credit loss	3,437	4,092
Inventories	1,837	1,598
Prepaid expenses and other	984	2,135
Total current assets	10,023	13,457

Long-term investments	1,716	1,716
Property, plant and equipment, net	6,570	6,968
Intangible assets, net	214	221
Right of use assets	1,860	2,548
Other assets	680	740
Total assets	$21,063	$25,650

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$1,065	$1,065
Bank borrowings	1,474	1,001
Accrued and other current liabilities	25,055	24,171
Convertible notes due to a related party	19,243	4,243
Current portion of long-term borrowing	19,780	19,190
Total current liabilities	66,617	49,670

Other liabilities	12,712	13,262
Total liabilities	79,329	62,932

Commitments and contingencies

Shareholders’ (deficit) equity:
Ordinary shares	2	2
Treasury shares	(9,604)	(9,604)
Additional paid-in capital	722,308	722,238
Accumulated other comprehensive loss	(2,803)	(1,785)
Accumulated deficit	(768,169)	(748,133)
Total shareholders’ (deficit) equity	(58,266)	(37,282)
Total liabilities and shareholders’ (deficit) equity	$21,063	$25,650

CASI Pharmaceuticals, Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	Six months ended
	June 30, 2026	June 30, 2025
Revenues	9,817	10,415

Costs of revenues	(2,154)	(4,738)

Gross profit	7,663	5,677

Operating income (expenses):
Research and development	(2,330)	(3,660)
General and administrative	(14,265)	(13,782)
Selling and marketing	(7,506)	(9,183)
Foreign exchange gain (loss)	355	(561)
Total operating expense	(23,746)	(27,186)

Loss from operations	(16,083)	(21,509)

Non-operating income (expense):
Interest income	5	122
Interest expense	(1,342)	(441)
Other income	3	35
Changes in fair value of investments	—	(158)
Loss before income tax expense and share of net loss in an equity investee	(17,417)	(21,951)
Income tax benefit	—	—
Share of net loss in an equity investee	(2,616)	(2,174)
Net loss	(20,033)	(24,125)

Weighted average number of ordinary shares outstanding (basic and diluted)	20,555,873	15,499,318
Net loss per share (basic and diluted)	(0.97)	(1.56)

Comprehensive loss:
Net loss	(20,033)	(24,125)
Foreign currency translation adjustment	(1,018)	(466)
Total comprehensive loss	(21,051)	(24,591)
Less: comprehensive loss attributable to redeemable noncontrolling interest	—	—
Comprehensive loss attributable to ordinary shareholders	(21,051)	(24,591)